UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            THE MIDDLEBY CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   596278101
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                                 (CUSIP Number)

                                Selim A. Bassoul
                          c/o The Middleby Corporation
                             1400 Toastmaster Drive
                             Elgin, Illinois 60120
                           Telephone: (847) 741-3300

                                    Copy to:
                             Timothy J. FitzGerald
                            The Middleby Corporation
                             1400 Toastmaster Drive
                             Elgin, Illinois 60120
                           Telephone: (847) 741-3300
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           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 12, 2005
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
                              (Page 1 of 4 Pages)

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CUSIP No. 596278101                   13D                 Page  2  of  4 Pages
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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              SELIM A. BASSOUL
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                        (b) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS
              OO
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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 NUMBER OF                      7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                           589,530
 OWNED BY         -------------------------------------------------------------
   EACH
 REPORTING                      8      SHARED VOTING POWER
  PERSON
   WITH                                0
                  -------------------------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       589,530
                  -------------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       0
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              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              589,530
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              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12        SHARES          |_|
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              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              7.5%
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              TYPE OF REPORTING PERSON
    14
              IN
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

Introduction

         This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D originally filed with the Securities and Exchange Commission on January 3, 2005 (the "Original Schedule 13D") by Selim A. Bassoul (the "Reporting Person").

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Original Schedule 13D is hereby amended to reflect the Reporting Person's receipt of the following shares of restricted common stock (the "Restricted Stock") of The Middleby Corporation (the "Company") pursuant to the terms of that certain Employment Agreement by and between the Company, Middleby Marshall Inc. and the Reporting Person, dated December 23, 2004 (the "Employment Agreement") as previously disclosed in the Original Schedule 13D:

         (i) 100,000 shares of Restricted Stock under the Company's 1998 Stock Incentive Plan on December 23, 2004,

         (ii) 100,000 shares of Restricted Stock under the Company's 1998 Stock Incentive Plan on January 4, 2005, and

         (iii) 100,000 shares of Restricted Stock under the Company's 1998 Stock Incentive Plan, as amended at the Company's 2005 annual meeting of stockholders on May 12, 2005.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) The aggregate number of shares of the common stock of the Company, par value $0.01 per share (the "Common Stock") that the Reporting Person may be deemed to beneficially own is 589,530 shares, which constitute approximately 7.5% of the outstanding shares of Common Stock.

         (b) The Reporting Person has the sole power to vote or direct the vote of 589,530 shares of Common Stock. Subject to the vesting schedule set forth in the Employment Agreement, Mr. Bassoul has the sole power to dispose or direct the disposition of 589,530 shares of Common Stock. Mr. Bassoul does not have shared power to vote or direct the vote or to dispose or direct the disposition of any other shares of Common Stock.

         (c) Except as disclosed in this Amendment No. 1 to Schedule 13D, the Reporting Person has not effected any transactions with respect to the Common Stock within the 60-day period prior to the filing of this Amendment No. 1 to
Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 2005


                                          By: /s/ Selim A. Bassoul
                                              ---------------------------------
                                              Selim A. Bassoul